UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission file number: 0-19133

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FIRST CASH 401(k) PROFIT SHARING PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FIRST CASH FINANCIAL SERVICES, INC.
690 East Lamar Boulevard, Suite 400
Arlington, Texas 76011

FIRST CASH 401(k) PROFIT SHARING PLAN
INDEX

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	S-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee
First Cash 401(k) Profit Sharing Plan
Arlington, Texas

We have audited the accompanying statements of net assets available for benefits of the First Cash 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for benefits of the First Cash 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statement of changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with United States generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HEIN & ASSOCIATES LLP

Dallas, Texas
June 28, 2007

FIRST CASH 401(k) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005
ASSETS:
Investments, at fair value:
Mutual funds	$2,422,353	$1,832,726
Money market funds	1,461,386	1,405,087
First Cash Financial Services, Inc. common stock	7,391,593	4,227,480
Participant loans	807,094	532,054

Total investments	12,082,426	7,997,347

Contributions receivable:
Participant	51,872	-
Employer	13,944	-

Total contributions receivable	65,816	-

Total assets	12,148,242	7,997,347

LIABILITIES:
Refundable contributions	60,305	21,337

Net assets available for benefits	$12,087,937	$7,976,010

See accompanying notes to these financial statements.

FIRST CASH 401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2006

ADDITIONS TO NET ASSETS ATTRIBUTABLE TO:
Investment income:
Net appreciation in fair value of investments	$3,494,817
Interest and dividends	127,747
Net investment income	3,622,564

Contributions:
Employer	273,979
Participant, including rollovers	1,038,986
1,312,965

Total additions	4,935,529

DEDUCTIONS FROM NET ASSETS ATTIBUTABLE TO:
Benefits paid directly to participants	759,203
Loans paid off as part of a distribution	47,039
Other	17,360
Total deductions	823,602

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,111,927

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	7,976,010

End of year	$12,087,937

See accompanying notes to these financial statements.

FIRST CASH 401(k) PROFIT SHARING PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

  1.     Description of Plan

The following description of the First Cash 401(k) Profit Sharing Plan (the "Plan") provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan agreement.

General
The Plan is a salary deferral plan covering substantially all U.S.-based employees of First Cash Financial Services, Inc. (the "Company" or the "Employer") who have completed one year of service with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The trustee of the Plan is Frontier Trust Company, FSB. The custodian of the Plan is Merrill Lynch.

Contributions
Each year, participants may contribute to the Plan an amount up to 100% of their annual compensation. Each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income taxes, which was $15,000 for 2006. In addition, participants over age 50 are allowed to contribute an additional $5,000. The amount of a participant's annual compensation that may be taken into account for purposes of determining the Company's matching contribution for any purpose under the Plan shall not exceed an amount prescribed annually by the IRS. The Company contributes to the Plan a matching amount equal to 50% of the first 3% of the participant's annual compensation that is contributed to the Plan. In addition, a special discretionary contribution as determined by the Company may be contributed, pro rata, based upon each participating employee's compensation to the total compensation of all participating employees. No such contribution was made in 2006.

If a participant makes a contribution during any year in an amount which exceeds the maximum amount allowed under IRS rules pertaining to highly compensated employees, the contribution is refunded and the matching Company contribution on such additional participant contribution may be forfeited by the participant and applied to reduce the employer's matching contribution to the Plan for the following year. Management believes that the Plan is in compliance with the funding requirements of ERISA.

Participant Accounts
Each participant's account is credited with the participant's contribution, allocations of the Company's matching contributions and Profit Sharing contributions, if applicable. Forfeitures of the non-vested portion of terminated participants' accounts may be applied first to payment of plan administrative expenses and any remaining forfeitures will be used to reduce future Company contributions to the Plan. The various participant allocations are based on a percentage of the participant's elective deferral or compensation in relation to total compensation of participants, as defined in the Plan agreement.

Vesting
Participants are immediately vested in their contributions (including rollovers) plus actual earnings thereon. Vesting in the remainder of their accounts is generally based on years of continuous service with the Company, which is determined as a twelve consecutive month period ending on each anniversary of a participant's date of hire. Participants become 20% vested in employer contributions after two years, and an additional 20% each year thereafter until 100% vested upon six years of credited service. A participant is also 100% vested upon reaching retirement age or if employment is terminated by reason of total and permanent disability or death.

Investment Options
Upon enrollment into the Plan, a participant may direct his or her employee contributions in any increment to the Company's common stock or any of the mutual fund investment options offered by Frontier Trust Company, the trustee of the Plan. Participants may change the allocation of their existing funds and future contributions at any time.

Payment of Benefits
Participants whose employment terminates for any reason (except death) are generally entitled to receive the vested portion of their account in the form of a lump sum or installment distribution payable in cash. During 2005, the Plan was amended to lower the mandatory cash out level for terminated participants from $5,000 to $1,000. Certain participants may be eligible to receive benefits in the form of annuity payments. There were no benefits payable to participants at December 31, 2006 or at December 31, 2005.

Participant Loans
A participant may apply to the plan administrator for a loan under the Plan. All loans made by the trustees shall be subject to the terms and conditions set forth in the Plan Document and Trust Agreement. Participants may borrow up to one-half of the participant's vested account balance or $50,000, whichever is less. The loans will bear a reasonable rate of interest based upon prevailing commercial rates for loans of similar types. Repayments of the loan balance, plus interest, are made bi-weekly through after-tax payroll deductions, not to exceed five years, unless the loan was obtained to acquire a home, then over a reasonable period of time as determined by the trustee, but not to exceed 15 years. A participant may have up to two loans outstanding at any one time. Participant loans are collateralized by the respective participant accounts.

Forfeitures
Participants who terminate employment prior to being fully vested in the Company's matching contributions forfeit non-vested amounts. At December 31, 2006, there was approximately $50,000 of forfeited non-vested accounts. Forfeitures of Company matching contributions may be used to reduce either plan administrative expenses or future Company contributions to the Plan. In 2006, Company matching contributions were reduced by approximately $54,000 from forfeited, non-vested accounts. Forfeitures of discretionary Company contributions are reallocated among all remaining participants.

Administrative Fees
The Company has paid, at its discretion, certain of the administrative expenses of the Plan. Administrative expenses incurred by the Company in 2006 were approximately $41,000.

Tax Status
The Internal Revenue Service ("IRS") has determined and informed the Company by a letter dated November 27, 2001, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has subsequently been amended; however, the Administrative Committee believes the Plan is still in compliance with IRS regulations.

  2.     Summary of Accounting Policies

Basis of Accounting
The financial statements and supplemental schedules are prepared on the accrual basis of accounting.

Valuation of Investments
Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Equity securities are valued at fair value using quoted market prices. Participant loans and investments in money market funds are stated at cost, which approximates fair value. Reinvested income, accrued interest and dividends are reflected as additions to the cost basis of the investments. Investment transactions are recorded on a trade-date basis.

Payment of Benefits
Benefits are recorded when paid. Benefits due to participants who have elected to withdraw from the Plan, but have not been paid, are deducted from net assets available for benefits. Amounts allocated to withdrawing participants at December 31, 2006 were immaterial.

Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles, as applied to defined contribution employee benefit plans, requires the Plan's management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

  3.     Investments

Investments, at fair value, consisted of the following as of December 31:

		2006		2005
Mutual Funds:
BlackRock Fundamental Growth Fund Inc.		$371,999		$346,385
BlackRock Basic Value Fund Inc.		441,512		317,464
BlackRock Global Allocation Fund Inc.		501,553		382,219
BlackRock Bond Fund		201,674		209,688
Oppenheimer Small- & Mid- Cap Value Fd A		362,582		207,043
Davis New York Venture Fund A		543,033		369,927

		2,422,353		1,832,726

Money Market Fund:
Merrill Lynch Retirement Preservation Trust	(a)	1,461,386	(a)	1,405,087

First Cash Financial Services, Inc. common stock	(a)	7,391,593	(a)	4,227,480
Participant loans	(a)	807,094	(a)	532,054

		$12,082,426		$7,997,347

(a) Represents 5% or more of the Plan's net assets.

During 2006, the Plan's investments (including gains and losses on investments, bought and sold, as well as held during the year) appreciated in value by $3,494,817 as follows:

Mutual Funds	$250,172
First Cash Financial Services,Inc. common stock	3,244,645
$3,494,817

  4.     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts.

  5.     Parties-In-Interest

First Cash Financial Services, Inc. common stock and loans to participants are considered parties-in-interest to the Plan. The investment in First Cash Financial Services, Inc. common stock was $7,391,593 and $4,227,480 at December 31, 2006 and 2005, respectively, and appreciated in value by $3,244,645 during 2006. The balance of loans to participants was $807,094 and $532,054 at December 31, 2006 and 2005, respectively, and interest income was $38,176 during 2006.

SUPPLEMENTAL SCHEDULE

FIRST CASH 401(k) PROFIT SHARING PLAN

Schedule H, line 4i - Schedule of Assets (Held at End of Year)
EIN: 75-2237318	Plan Number: 001

December 31, 2006
(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	(d) Cost	(e) Current Value

	Mutual Funds:
	BlackRock	Fundamental Growth Fund Inc.	**	$371,999
	BlackRock	Basic Value Fund Inc.	**	441,512
	BlackRock	Global Allocation Fund Inc.	**	501,553
	BlackRock	Bond Fund	**	201,674
	Oppenheimer	Small- & Mid- Cap Value Fd A	**	362,582
	Davis New York	Venture Fund A	**	543,033

	Money Market Fund:
	Merrill Lynch	Retirement Preservation Trust	**	1,461,386

*	First Cash Financial Services, Inc.	Common Stock	**	7,391,593

*	Loans to participants	5.5% - 9.5% interest and varying maturities		807,094

	Total investments			$12,082,426

(a)  This column will have an asterisk on each line which is identified as a party-in-interest to the Plan. Frontier Trust Company acted as the Plan's trustee through December 31, 2006.

(d)  This column will have two asterisks on each line to indicate historical cost information omitted as permitted for participant directed transactions under an individual account plan.

See Report of Independent Registered Public Accounting Firm.

FIRST CASH 401(k) PROFIT SHARING PLAN

REQUIRED INFORMATION

ITEM 1    Not Applicable.

ITEM 2   Not Applicable.

ITEM 3   Not Applicable.

ITEM 4   Financial Statements and Exhibits

(a)	Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 2 hereof in the Table of Contents, in lieu of the requirements of Items 1 to 3 above.

(b)	Exhibits:

	23	Consent of Independent Registered Public Accounting Firm

	32.1	Certification of Plan Administrator

FIRST CASH 401(k) PROFIT SHARING PLAN

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 28, 2007

FIRST CASH 401(k) PROFIT SHARING PLAN

By: /s/ Rick Wessel
Plan Administrator